EXHIBIT 5


                                DEMAND NOTE

            FOR VALUE RECEIVED, the undersigned, Jon V. Diamond, an individual residing at 1 West 67th Street, New York, NY 10023, hereby promises to pay on demand to the order of E-Newco, Inc. (the "COMPANY"), a Delaware corporation, in lawful currency of the United States of America, the principal amount of $500,000, plus all accrued and unpaid interest thereon. Interest shall accrue on the unpaid principal amount of this Note at the greater of (x) the rate of six percent (6%) per annum and (y) the applicable Federal mid-term rate (appropriately compounded) in effect on the date hereof, commencing on the date hereof. Interest shall accrue and be calculated on the basis of a 360-day year of twelve 30-day months.

            This Note is delivered in connection with a Subscription Agreement between the Company, the undersigned and the other parties named therein dated March 23, 2000, and is subject to the provisions thereof.

            This Note may be prepaid, in whole or in part, at any time or from time to time, without premium or penalty. Any such prepayment shall be applied first to any interest due on this Note up to the date of prepayment, and then to principal.

            THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

            The undersigned hereby waives presentment, notice of dishonor, protest and notice of protest of this Note (other than demand for payment), and agrees to pay all costs of collection when incurred, including reasonable attorneys' fees.


Dated:March  23, 2000               By:  /s/ Jon V. Diamond
                                         ---------------------
                                    Name: Jon V. Diamond